Exhibit 99.3


                         [Fasken Martineau Letterhead]

May 8, 2006

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Gold Reserve Inc. (the "Issuer")

We refer to the (final) short form prospectus dated the date hereof (the "Prospectus") of the Issuer in connection with the new issue of 3,335,000 Class A common shares of the Issuer.

We hereby consent to the references to our firm name on the cover page of the Prospectus and under the headings "Legal Matters", "Interests of Experts" and "Enforceability of Civil Liabilities" in the Prospectus and to the reference to our firm name and to the use of our opinions under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations (as defined in the Canadian securities legislation) in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.


This letter is solely for the private information of the addressees and is not to be used, quoted from or referred to, in whole or in part, in the Prospectus or any other document and should not be relied upon for any other purpose.

Yours truly,

/s/ Fasken Martineau DuMoulin LLP
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Fasken Martineau DuMoulin LLP